EXHIBIT 97.1
FIRST WESTERN FINANCIAL, INC.
Clawback Policy
This policy is applicable to First Western Financial, Inc., its bank and nonbank subsidiaries, and any later formed successors, assigns, subsidiaries and affiliates (collectively, “First Western” or the “Company”). This policy shall be administered by the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of First Western Financial, Inc.
Consistent with good corporate governance principles, the Company believes that it is in the best interests of the Company to adopt and maintain a policy that provides for the clawback of a Covered Officer’s (defined below) incentive-based compensation in the event that there has been a material misstatement of the Company’s financial statements (the “Restatement Clawback Policy”), or such Covered Officer has committed an act of Improper Conduct (as defined below) (the “Misconduct Clawback Policy,” and collectively with the Restatement Clawback Policy, the “Clawback Policy”), in each case, as provided below. The Restatement Clawback Policy is intended to be compliant with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the applicable rules of The Nasdaq Stock Market LLC (“Nasdaq”) (collectively, the “Restatement Clawback Rules”) and shall be interpreted consistent therewith. The Clawback Policy will apply to any individual who is or was an executive officer of the Company subject to Section 16 of the Exchange Act, as determined by the Committee. Each individual covered by this Clawback Policy is a “Covered Officer.”
I. Restatement Clawback Policy
A. General. In the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with a financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Financial Restatement”), and a Covered Officer received Excess Incentive-Based Compensation (as defined below) during the three completed fiscal years (or such longer period as provided in the Restatement Clawback Rules on account of a change in the Company’s fiscal years) immediately preceding the date on which the Company is required to prepare a Financial Restatement (the “Look-Back Period”), the Company shall recover from such Covered Officer the amount of the Covered Officer’s Excess Incentive-Based Compensation, except as provided below.
B. Investigation in Connection with Financial Restatement. Promptly following the date that the Company is required to prepare a Financial Restatement, the Committee shall review all of the Incentive-Based Compensation (as defined below) received by a Covered Officer during the Look-Back Period (the “Awarded Compensation”). For purposes of this Restatement Clawback Policy, the Company is deemed to be required to prepare a Financial Restatement on the earlier of (i) the date the Board, a committee of the Board or an officer of the Company authorized to take such action if the Board is not required to do so, concludes, or reasonably should have concluded, that the Company’s previously issued financial statements contain a material error, or (ii) the date a court or regulator or other legally authorized body directs the Company to restate its previously issued financial statements to correct a material error. For purposes of this Restatement Clawback Policy, Incentive-Based Compensation is deemed to be received in the Company’s fiscal period during which the Financial Reporting Measure (as defined below) is attained, even if payment or grant of the Incentive-Based Compensation occurs after the end of such period. “Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure, but shall not include compensation earned or vested solely upon the passage of time such as time-vested stock options or restricted stock. A “Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, or any measure that is derived wholly or in part from such measure and stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return).
C. Recovery of Excess Incentive-Based Compensation. To the extent that the Committee determines that the amount of the Awarded Compensation to a Covered Officer was more than or higher than the amount that should have been granted, earned or vested had such compensation been calculated based on such Financial Restatement

(the “Adjusted Compensation”), except as provided below, the Committee shall require such Covered Officer to reimburse the Company for the excess of the Awarded Compensation over the Adjusted Compensation (the “Excess Incentive-Based Compensation”). For Incentive-Based Compensation based on stock price or shareholder return, where the amount of Excess Incentive-Based Compensation is not subject to mathematical calculation directly from the information in the original and revised accounting statements, the amount of Excess Incentive-Based Compensation shall be determined by the Committee using a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the receipt of Incentive-Based Compensation was based and the Company shall maintain and retain documentation of such reasonable estimate and provide such documentation to Nasdaq as required by the Restatement Clawback Rules.
D. Exception to Recovery. The Company must recover all Excess Incentive-Based Compensation unless the Committee determines in its reasonable discretion it would be impracticable to do so because the direct expense paid to a third party to assist in enforcing this Restatement Clawback Policy would exceed the amount to be recovered (“Impracticable”). Before concluding that the recovery cost would exceed the amount to be recovered, the Company must first make a reasonable attempt to recover all Excess Incentive-Based Compensation.
II. Misconduct Clawback Policy
To the extent that the Committee determines, in its sole discretion, that a Covered Officer committed a material error or willful commission of an act of intentional fraud, omission or criminal misconduct in the performance of the Covered Officer’s duties that results in an accounting restatement of the Company’s financial statements (“Improper Conduct”), the Committee shall require the Covered Officer who committed such act(s) to forfeit or reimburse the Company for some or all (as determined by the Committee in its sole discretion) of the Incentive-Based Compensation or other variable compensation awarded to or received by such Covered Officer during the twelve-month period following the commission of the acts of fraud or misconduct as determined by the Committee in its sole discretion. Such forfeiture or reimbursement shall be sought, unless it is Impracticable to do so or 3 the Committee otherwise determines, in its sole discretion, that such forfeiture or recovery would not be in the best interests of the Company.
III. Application of Clawback Policy
A. Supermajority Vote. Any determination or other action by the Committee pursuant to these policies shall be made and taken by a vote of two-thirds of its members.
B. Manner and timing of Recoupment. The manner of recoupment of compensation shall be determined by the Committee in its sole discretion and may include, without limitation, (a) cash, (b) Company stock; (c) offset against any compensation otherwise owed by the Company to the Covered Officer; (d) cancellation of outstanding vested or unvested equity awards; and/or (e) other remedial and recovery action permitted by law. The Committee shall also determine, in its sole discretion, the date on which the Excess Incentive-Based Compensation shall be repaid to the Company and may permit such recoupment to occur over a period of time not to exceed three years from the date of the demand.
C. Notification of Clawback Determination. In the event the Committee determines to require the recovery or forfeiture of any of a Covered Officer’s compensation as provided for herein, the Committee shall notify the Covered Officer in writing of the recovery or forfeiture demand (a “Clawback Notice”) and shall provide in such notice, in the event of a recovery demand, the manner of reimbursement and the date or time period during which reimbursement shall be made.
D. Appeal of Clawback Determination. Upon receipt of a Clawback Notice, a Covered Officer shall be given the opportunity to appear before the Committee, with or without counsel, within sixty (60) days of such receipt, to present such facts and circumstances that such Covered Officer considers relevant to the Committee’s determination. To the extent that the Covered Officer appears before the Committee, the Committee shall consider all facts and circumstances presented by such Covered Officer and shall render a final determination on the imposition of such recovery or forfeiture (the “Final Determination”) and provide written notice to such Covered Officer of such Final Determination. Upon the later of receipt of a Clawback Notice or a Final Determination, if applicable, the Covered Officer receiving a recovery demand shall reimburse the Company in the manner prescribed in such Clawback Notice.

E. Offset. To the extent that the Securities and Exchange Commission (“SEC”) seeks reimbursement of compensation on behalf of the Company pursuant to the Sarbanes-Oxley Act of 2002, any amount reduced, forfeited, or reimbursed to the Company by any Covered Officer on account of such action shall offset any amount owed to the Company pursuant to the Clawback Policy.
F. Attorney’s Fees. To the extent that a Covered Officer subject to a recovery demand, or forfeiture retains counsel to represent the Covered Officer to appear before the Committee to challenge such determination or to challenge such determination in a legal proceeding brought in a court of competent jurisdiction and as a result of such challenge the Committee retracts, withdraws or rescinds all or part of such determination, or a court of competent jurisdiction rules that all or part of such determination is invalid or inconsistent with and unsupported by the Clawback Policy, the Company shall reimburse such Covered Officer for the Covered Officer’s reasonable costs and attorney’s fees in connection with such representation.
G. Effective Date. The Clawback Policy is an amendment and restatement of that certain Clawback Policy approved by the Board on November 2, 2022 (the “Prior Policy”). The Prior Policy shall continue to apply to any Awarded Compensation (as defined in the Prior Policy) received by a Covered Officer (as defined in the Prior Policy) before October 2, 2023, and this Clawback Policy shall apply to any Awarded Compensation received by a Covered Officer on or after October 2, 2023 (the “Effective Date”).
H. Covered Officer Acknowledgement. As a condition to a Covered Officer’s employment or continuing employment and/or a Covered Officer’s right to receive any grant of Incentive-Based Compensation, a Covered Officer shall enter into a “First Western Financial, Inc. Clawback Policy Acknowledgement and Agreement” substantially in the form attached hereto as Exhibit A.
I. Authority to Bring Court Action. If a Covered Officer subject to a clawback recovery demand does not comply with such demand within the time period prescribed in the applicable Clawback Notice, and the Committee determines that such Covered Officer is unlikely to do so, the Committee may bring, or cause the Company to bring, an action in any court of competent jurisdiction against such Covered Officer to enforce such reimbursement.
IV. Prohibition on Indemnification
The Company shall not be permitted to insure or indemnify any Covered Officer against (a) the loss of any Excess Incentive-Based Compensation that is repaid, returned or recovered pursuant to the terms of this Clawback Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Clawback Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-Based Compensation that is granted, paid or awarded to a Covered Officer from the application of this Clawback Policy or that waives the Company’s right to recovery of any Excess Incentive-Based Compensation, and this Clawback Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Clawback Policy).
V. Other Recovery Rights
This Clawback Policy shall be binding and enforceable against all Covered Officers and, to the extent required by applicable law or guidance from the SEC or Nasdaq, their beneficiaries, heirs, executors, administrators or other legal representatives. The Committee intends that this Clawback Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with a Covered Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Covered Officer to abide by the terms of this Clawback Policy. Any right of recovery under this Clawback Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.
VI. Interpretation, Amendment and Termination
The Committee shall have the sole authority to interpret, construe and apply the Clawback Policy and to institute such rules or practices relating to such interpretation or construction and make such changes thereto as it deems necessary or appropriate. It is anticipated that this Clawback Policy will be amended to reflect final regulations adopted by the SEC under Section 10D of the Exchange Act, and to comply with any rules or standards adopted by Nasdaq. Such amendments shall be made in the Board’s discretion. The Board may amend or terminate this Clawback Policy at any time.